12 December 2005 Date

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press releases: **Change in Nordea's Nomination committee**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Claes Nordqvist telephone: 46-8-6148166.

Respectfully submitted

Nordea Bank AB (publ)

Johan Ekwall

Copenhagen, Helsinki, Oslo, Stockholm, 12 December 2005 1(1)

Change in Nordea's Nomination Committee

Eva Halvarsson, the Swedish government's representative in Nordea's nomination committee, has been appointed new managing director in the Second Swedish National Pension Fund, AP2, and has therefore left the nomination committee. The Swedish government has appointed Lars Johan Cederlund as new member.

For further information:
Boo Ehlin, Chief Communication Officer, Sweden, +46 8 614 84 64